BofA Securities, Inc. and Subsidiaries

(SEC ID No. 8-69787)

Consolidated Balance Sheet

December 31, 2024

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

BofA Securities, Inc. and Subsidiaries
Table of Contents
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of BofA Securities, Inc. and Subsidiaries:

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying consolidated balance sheet of BofA Securities, Inc. and its subsidiaries (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 3, 2025

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471-3000, F:(813) 286 6000, www.pwc.com/us

BofA Securities, Inc. and Subsidiaries
Consolidated Balance Sheet
December 31, 2024

(Dollars in millions except share and per share amounts)

Assets

Cash and cash equivalents	$	1,124
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		36,806
Securities financing transactions		
Receivables under resale agreements (includes $67,300 at fair value in accordance with the fair value option election)		115,276
Receivables under securities borrowed transactions (includes $28,842 at fair value in accordance with the fair value option election)		120,949
Total securities financing transactions		236,225
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $45,812)		121,716
Securities received as collateral, at fair value		10,530
Other receivables		
Customers		23,402
Brokers and dealers		13,632
Interest and other		4,664
Total other receivables		41,698
Goodwill		2,940
Other assets		535
Total assets	$	**451,574**
Assets of consolidated VIEs included in total assets above (isolated to settle the liabilities of the VIEs)		
Trading assets, at fair value	$	531
Total assets of consolidated VIEs	$	**531**

Liabilities

Securities financing transactions		
Payables under repurchase agreements (includes $138,434 at fair value in accordance with the fair value option election)	$	185,549
Payables under securities loaned transactions		42,238
Total securities financing transactions		227,787
Trading liabilities, at fair value		36,213
Obligation to return securities received as collateral, at fair value		10,530
Other payables		
Customers		72,726
Brokers and dealers		25,323
Compensation and benefits		730
Interest and other (includes $228 measured at fair value in accordance with the fair value election)		4,831
Commercial paper		24,201
Loans due to affiliates		11,852
Total other payables		139,663
Subordinated borrowings		7,150
Total liabilities		**421,343**
Commitments, contingencies and guarantees (*See Note 11*)		
Stockholders' equity		
Common stock, $1 par value; authorized - 1,000 shares; issued and outstanding - 1,000 shares		—
Preferred stock, $1 par value; authorized - 10,000 shares; issued and outstanding - 1,200 shares:		
Preferred shares series A, $1 par value; $58.6 million liquidation preference; issued and outstanding - 17.07 shares		1,000
Preferred shares series B, $1 par value; $58.6 million liquidation preference; issued and outstanding - 82.93 shares		4,858
Floating rate preferred shares, $1 par value; $1 thousand liquidation preference; issued and outstanding - 1,100 shares		1
Paid-in capital		15,098
Retained earnings		9,274
Total stockholders' equity		**30,231**
Total liabilities and stockholders' equity	$	**451,574**
Liabilities of consolidated VIEs included in total liabilities above		
Interest and other	$	183
Total liabilities of consolidated VIEs	$	**183**

The accompanying notes are an integral part of the Consolidated Balance Sheet.

BofA Securities, Inc. and Subsidiaries
Notes to the Consolidated Balance Sheet
December 31, 2024

1. Organization

Description of Business

BofA Securities, Inc. (BofAS), together with its subsidiaries (the "Company"), acts as a broker (i.e., agent) for corporate, institutional, government, and other clients and as a dealer (i.e., principal) in the purchase and sale of corporate debt and equity securities, United States (U.S.) government securities, and U.S. government agency obligations. The Company also acts as a broker and/or a dealer in the purchase and sale of money market instruments, high yield bonds, municipal securities, financial futures contracts and options, cleared swaps and other financial instruments, including collateralized debt obligations (CDOs) and collateralized mortgage obligations (CMOs). The Company has memberships and/or third-party clearing relationships with all major commodity and financial futures exchanges and clearing associations in the U.S. and also carries positions reflecting trades executed on exchanges outside of the U.S. through affiliates and/or third-party clearing brokers. As an investment banking entity, the Company provides corporate, institutional, and government clients with a wide variety of financial services, including underwriting the sale of securities to the public, structured and derivative financing, private placements, mortgage and lease financing, and financial advisory services, including advice on mergers and acquisitions. The Company provides prime brokerage services such as margin lending, securities financing, and clearing and settlement to broker-dealers, introducing broker-dealers and other professional trading entities on a fully disclosed basis. The Company is registered as a broker-dealer and investment advisor with the U.S. Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA), the New York Stock Exchange (NYSE), and other exchanges. The Company is also registered as a futures commission merchant with the U.S. Commodity Futures Trading Commission (CFTC), as a swap firm with the National Futures Association (NFA), and is a member firm of the Securities Investor Protection Corporation (SIPC) and various futures exchanges. Certain products and services may be provided through affiliates.

The Company's wholly-owned subsidiary, BofA Securities Prime, Inc. (BofAS Prime) is registered as a broker-dealer with the SEC and is a member firm of FINRA and SIPC. BofAS Prime facilitates prime brokerage arranged financing transactions in conjunction with the prime brokerage services provided by BofAS.

The Company's voting shares are indirectly wholly-owned by Bank of America Corporation ("Bank of America" or the "Parent"). The Company's direct parent is NB Holdings Corporation (NB Holdings), which is a wholly-owned subsidiary of Bank of America.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Consolidated Balance Sheet is presented in conformity with accounting principles generally accepted in the United States of America. The Consolidated Balance Sheet is presented in U.S. dollars. The Consolidated Balance Sheet include the accounts of the Company and its majority-owned subsidiaries and those variable interest entities (VIEs) where the Company is the primary beneficiary. Intercompany accounts and transactions have been eliminated. Assets held in an agency or fiduciary capacity are not included in the Consolidated Balance Sheet.

The preparation of the Consolidated Balance Sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could materially differ from those estimates and assumptions.

New Accounting Standard Adopted

Segment Reporting

The Financial Accounting Standards Board amended the segment reporting requirements to add incremental disclosure. The Company adopted this guideline effective January 1, 2024. The disclosures are included in *Note 15 – Segment Information*.

Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations

The Company maintains relationships with clients and is therefore obligated by rules mandated by its primary regulators, including the SEC and the CFTC, to segregate or set aside cash and/or qualified securities to satisfy these regulations in order to protect customer assets. In addition, the Company is a member of various clearing organizations and exchanges at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. At December 31, 2024, the Company had $5.9 billion of cash and securities deposited with clearing organizations.

Included in Cash and securities segregated for regulatory purposes or deposited with clearing organizations at December 31, 2024 was $25.6 billion of cash and securities that had been segregated as required by CFTC regulations. This includes $6.2 billion of cash that is restricted cash by the Company. Also included in Cash and securities segregated for regulatory purposes or deposited with clearing organizations was $5.3 billion of securities that had been segregated in special reserve accounts as required by Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA Rule 15c3-3") at December 31, 2024.

Securities Financing Transactions

Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase (securities financing transactions) are treated as collateralized financing transactions. Generally, these agreements are recorded at acquisition or sale price plus accrued interest.

The Company's policy is to monitor the market value of the principal amount loaned under securities financing transactions and obtain collateral from or return collateral pledged to counterparties when appropriate. Securities financing transactions do not create material credit risk due to these collateral provisions; therefore, any allowance for loan losses is insignificant.

In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Balance Sheet at fair value, representing the securities received, and a liability, representing the obligation to return those securities.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements including SEA Rule 15c3-3. At December 31, 2024, approximately $12.5 billion of such securities had been segregated in special reserve accounts as required by SEA Rule 15c3-3. Refer to *Note 17 - Regulatory Requirements* for further information.

Refer to *Note 7 - Securities Financing Transactions* for further information.

Trading Instruments

Trading assets and liabilities consist of securities and derivative contracts. See *Note 6 - Derivatives* for additional information on derivative contracts. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Financial instruments utilized in trading activities are carried at fair value. Fair value is generally based on quoted market prices for the same or similar assets and liabilities. If these market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques where the determination of fair value may require significant management judgment or estimation.

Derivatives

Derivatives are entered into on behalf of customers, for trading, or to support risk management activities. Derivatives used in risk management activities are not designated in qualifying accounting hedge relationships. Derivatives utilized by the Company include swaps, futures and forward settlement contracts, and option contracts. All derivatives are recorded on the Consolidated Balance Sheet at fair value, taking into consideration the effects of legally enforceable master netting agreements that allow the Company to settle positive and negative positions and offset cash collateral held with the same counterparty on a net basis.

For exchange-traded contracts, fair value is based on quoted market prices in active or inactive markets or is derived from observable market-based pricing parameters, similar to those applied to over-the-counter (OTC) derivatives. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow methodologies or similar techniques for which the determination of fair value may require significant management judgment or estimation.

Valuations of derivative assets and liabilities reflect the value of the instrument including counterparty credit risk. These values also take into account the Company's own credit standing.

Refer to *Note 6 - Derivatives* for further information.

Other Receivables and Payables

Customers

Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts and OTC-cleared swaps transacted on behalf of the Company's customers. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. Expected losses are assumed not to have a material impact to the Consolidated Balance Sheet.

Brokers and Dealers

Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, and commissions. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Brokers and dealers receivable and payable additionally include the variation margin related to futures contracts cleared on domestic and international derivatives exchanges as well as net receivables or net payables arising from unsettled trades. These accounts

generally settle daily and due to the short-term nature of brokers and dealers receivable, the credit exposure is limited. Expected credit losses are assumed not to have a material impact to the Consolidated Balance Sheet.

Interest and Other
Interest and other receivables include interest receivable on corporate and governmental obligations, customer receivables, securities financing transactions, dividends receivable, income taxes, underwriting and advisory fees, commissions and fees, and other receivables. The Company performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any expected credit losses which are recorded as a contra-asset against the amortized cost basis of the financial asset.

Interest and other payables include interest payable on securities financing transactions, income taxes, dividends, payables to affiliates, other reserves, and other payables.

Compensation and Benefits
Compensation and benefits payables consist of salaries payable, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Commercial Paper
Commercial paper consists of short-term zero coupon notes with maturities varying between January 2025 and December 2025.

Loans Due to Affiliates
Loans due to affiliates consist of unsecured borrowings with Bank of America, NB Holdings, Bank of America National Association (BANA) and Merrill Lynch Bank & Trust Company (Cayman) Ltd. (MLBTC) and secured borrowings with BANA. Refer to *Note 3 - Related Party Transactions* for further information.

Goodwill
Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment.

The Company assesses its fair value against its carrying value, including goodwill, as measured by Stockholders' equity. In performing its goodwill impairment testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the Company's fair value is less than its carrying value. Qualitative factors include, among other things, macroeconomic conditions, industry and market considerations, financial performance, and other relevant Company-specific considerations. If the Company concludes it is more likely than not that its fair value is less than its carrying value, a quantitative assessment is performed. The Company has an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the quantitative goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period.

When performing the quantitative assessment, if the Company's fair value exceeds its carrying value, goodwill would not be considered impaired. If the carrying value of the Company exceeds its fair value, a goodwill impairment loss would be recognized for the amount by which Stockholders' equity exceeds its fair value. An impairment loss recognized cannot exceed the amount of the Company's goodwill. An impairment loss establishes a new basis in the goodwill, and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

Refer to *Note 9 - Goodwill* for further information.

Other Assets
Other assets consist primarily of prepaid expense, deferred charges, and equipment and furniture.

Variable Interest Entities
A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments. The Company consolidates a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. On a quarterly basis, the Company reassesses its involvement with the VIE and evaluates the impact of changes in governing documents and its financial interests in the VIE. The consolidation status of the VIEs with which the Company is involved may change as a result of such reassessments.

The Company may transfer trading account securities into municipal bond or resecuritization trusts. The Company consolidates a municipal bond or resecuritization trust if it has control over the ongoing activities of the trust such as the remarketing of the trust's liabilities or, if there are no ongoing activities, sole discretion over the design of the trust, including the identification of securities to be transferred in and the structure of securities to be issued, and also retains securities or has liquidity or other commitments that could potentially be significant to the trust. The Company does not consolidate a municipal bond or resecuritization trust if one or a limited number of third-party investors share responsibility for the design of the trust or have control over the significant activities of the trust through liquidation or other substantive rights.

Other VIEs used by the Company include CDOs, investment vehicles created on behalf of customers and other investment vehicles. The Company does not routinely serve as collateral manager for CDOs and, therefore, does not typically have the power to direct the

activities that most significantly impact the economic performance of a CDO. However, following an event of default, if the Company is a majority holder of senior securities issued by a CDO and acquires the power to manage its assets, the Company consolidates the CDO.

The Company consolidates a customer or other investment vehicle if it has control over the initial design of the vehicle or manages the assets in the vehicle and also absorbs potentially significant gains or losses through an investment in the vehicle, derivative contracts or other arrangements. The Company does not consolidate an investment vehicle if a single investor controlled the initial design of the vehicle or manages the assets in the vehicle or if the Company does not have a variable interest that could potentially be significant to the vehicle.

Retained interests in securitized assets are initially recorded at fair value. In addition, the Company may invest in debt securities issued by unconsolidated VIEs. Fair values of these debt securities, which are classified as trading account assets, are based primarily on quoted market prices in active or inactive markets. Generally, quoted market prices for retained residual interests are not available; therefore, the Company estimates fair values based on the present value of the associated expected future cash flows.

In certain cases, the Company has transferred assets to consolidated VIEs where those restricted assets serve as collateral for the interests issued by the VIEs. These assets are included on the Consolidated Balance Sheet in Assets of Consolidated VIEs. See *Note 8* - Securitization and Other Variable Interest Entities for further information.

Fair Value

The Company measures the fair values of its assets and liabilities, where applicable, in accordance with accounting guidance that requires an entity to base fair value on exit price. Under this guidance, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. Under applicable accounting standards, fair value measurements are categorized into one of three levels based on the inputs to the valuation technique with the highest priority given to unadjusted quoted prices in active markets and the lowest priority given to unobservable inputs. The Company categorizes its fair value measurements of financial instruments based on this three-level hierarchy.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in OTC markets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts where fair value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes securities financing transactions, U.S. government and agency mortgage-backed (MBS) and asset-backed securities (ABS), corporate debt securities, and derivative contracts.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of fair value requires significant management judgment or estimation. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability. This category generally includes certain ABS, highly structured, complex or long-dated derivative contracts, and certain CDOs where independent pricing information cannot be obtained for a significant portion of the underlying assets.

See *Note 5 – Fair Value Measurements* for further information.

Income Taxes

Gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the Consolidated Balance Sheet. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

Income tax benefits are recognized and measured based upon a two-step model: first, a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and second, the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

Under the intercompany tax allocation agreements, tax benefits associated with net operating losses (NOLs) (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns.

In addition, under these agreements, substantially all current income taxes (federal, combined, and unitary state) are recorded as income tax receivable and payable due to affiliate, which are included on the Consolidated Balance Sheet within Interest and other

receivables, including loans due from affiliates, Interest and other payables, and Loans due to affiliates, and is settled on at least an annual basis.

In accordance with Bank of America's intercompany tax allocation agreements, any new or subsequent change in an unrecognized tax benefit related to Bank of America's state consolidated, combined, or unitary return in which the Company is a member will generally not be reflected in the Company's Consolidated Balance Sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected on the Company's Consolidated Balance Sheet.

See *Note 14 - Income Taxes* for further discussion of income taxes.

Foreign Currency Translation
Assets and liabilities denominated in foreign currencies are remeasured at period-end rates of exchange.

3. Related Party Transactions

The Company enters into securities financing transactions to finance firm inventory positions and obtain securities for settlement with affiliates. The Company also provides securities brokerage, dealing, financing, and underwriting and investment advisory services to affiliated companies. Further, the Company contracts a variety of services from Bank of America and certain affiliated companies including accounting, legal, regulatory compliance, transaction processing, purchasing, building management, and other services.

The Company clears certain securities transactions through or for other affiliated companies on a fully-disclosed and omnibus basis.

Bank of America guarantees the performance of certain of the Company's derivative transactions.

The following table summarizes related party assets and liabilities as of December 31, 2024.

(Dollars in millions)		
Assets		
Cash and cash equivalents	$	583
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		5,002
Receivables under resale agreements		61,520
Receivables under securities borrowed transactions		16,944
Trading assets, including derivative contracts [1]		402
Customer receivables		98
Brokers and dealers receivables		2,740
Interest and other receivables		592
Total	$	**87,881**
Liabilities		
Payables under repurchase agreements	$	19,841
Payables under securities loaned transactions		29,701
Trading liabilities, entirely comprised of derivative contracts [1]		24
Customer payables		11,225
Brokers and dealers payables		3,313
Interest and other payables		1,093
Loans due to affiliates		11,852
Subordinated borrowings		7,150
Total	$	**84,199**

[1] Net of counterparty and cash collateral netting

The Company has established unsecured borrowing agreements with NB Holdings, BANA, and MLBTC and a secured borrowing agreement with BANA in the normal course of business. Amounts outstanding under these arrangements are included within Loans due to affiliates on the Consolidated Balance Sheet.

Certain of these agreements are revolving senior lines of credit, which have a term of six months. Interest is based on prevailing short-term market rates. The credit lines will be automatically extended for another six month term unless specific actions are taken 180 days prior to the maturity date. These arrangements are summarized below:

Revolving Lines of Credit

(Dollars in millions)

Borrower	Lender	Committed/ Uncommitted	Limit		Maturity	Outstanding Balance	
BofAS	NB Holdings	Committed	$	3,500	8/1/2025	$	—
BofAS	NB Holdings	Uncommitted		60,000	8/1/2025		11,745
BofAS	MLBTC	Uncommitted		5,000	8/1/2025		—
BofAS	BANA	Uncommitted		2,000	8/1/2025		101
BofAS Prime	NB Holdings	Uncommitted		1,000	8/1/2025		6
						$	11,852

The Company also has intraday lines of credit in which intraday liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at the lender. These arrangements are summarized below:

Intraday Lines of Credit

(Dollars in millions)

Borrower	Lender	Committed/ Uncommitted	Limit		Outstanding Balance	
BofAS	BANA	Committed	$	9,200	$	—
BofAS	NB Holdings	Uncommitted		15,000		—
					$	—

Refer to *Note 10 - Subordinated Borrowings and Other Financing* for information on subordinated borrowings between the Company and NB Holdings.

4. Risks and Uncertainties

The Company's trading activities consist primarily of securities brokerage and trading, derivatives dealing and brokerage, and financing and underwriting services to both affiliated companies and third-party clients.

Trading Risk Management

Trading activities subject the Company to market and credit risks. These risks are managed in accordance with Bank of America's established risk management policies and procedures. Bank of America's risk management structure as applicable to the Company is described below.

Global Risk Management of Bank of America is responsible for providing senior management with a clear and comprehensive understanding of the trading risks to which Bank of America, including the Company's sales and trading activities, is exposed. These responsibilities include ownership of market risk policy, developing and maintaining quantitative risk models, calculating aggregated risk measures, establishing and monitoring position limits consistent with risk appetite, conducting daily reviews and analysis of trading inventory, approving material risk exposures and fulfilling regulatory requirements.

Market Risk Management

Market risk is the risk that changes in market conditions may adversely impact the value of assets or liabilities, or otherwise negatively impact earnings. This risk is inherent in the financial instruments associated with our operations. In the event of market stress, these risks could have a material impact on our results. Trading positions are reported at fair value. Trading positions are subject to various changes in market-based risk factors. The majority of this risk is generated by the Company's activities in the interest rate, foreign exchange, mortgage, credit, and equity markets as described below. In addition, the values of assets and liabilities could change due to market liquidity, correlations across markets, and expectations of market volatility. The Company seeks to manage these risk exposures by using a variety of techniques that encompass a broad range of financial instruments.

Interest Rate Risk

Interest rate risk represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, margin loans, securities financing transactions, certain trading assets and liabilities, borrowings, and derivatives. Hedging instruments used to mitigate these risks include derivatives such as options, futures, forwards, and swaps.

Foreign Exchange Risk

Foreign exchange risk represents exposures to changes in the values of current holdings and future cash flows denominated in currencies other than the U.S. dollar. The types of instruments exposed to this risk include foreign currency-denominated securities, future cash flows in foreign currencies arising from foreign exchange transactions, and various foreign exchange derivatives whose values fluctuate with changes in the level or volatility of currency exchange rates or non-U.S. interest rates. Hedging instruments used to mitigate this risk include foreign exchange options, currency swaps, futures, and forwards.

Mortgage Risk

Mortgage risk represents exposure to changes in the values of mortgage-related instruments. The values of these instruments are sensitive to prepayment rates, mortgage rates, agency debt ratings, default, market liquidity, government participation and interest rate volatility. The Company engages market-making activities in a variety of mortgage securities, including pass-through certificates, commercial mortgages, and collateralized mortgage obligations, including collateralized debt obligations using mortgages as underlying collateral. Hedging instruments used to mitigate this risk include derivatives such as options, swaps, futures and forwards, as well as securities including mortgage-backed securities and U.S. Treasury securities.

Equity Market Risk

Equity market risk represents exposures to securities that represent an ownership interest in a corporation in the form of domestic and foreign common stock or other equity-linked instruments. Instruments that would lead to this exposure include, but are not limited to, common stock, exchange-traded funds, American Depositary Receipts, convertible bonds, listed equity options (puts and calls), OTC equity options, and other equity derivative products. Hedging instruments used to mitigate this risk include options, futures, swaps, convertible bonds, and cash positions.

Market Liquidity Risk

Market liquidity risk represents the risk that the level of expected market activity changes dramatically and, in certain cases, may even cease. This exposes the Company to the risk that the Company will not be able to transact business and execute trades in an orderly manner which may impact results. This impact could be further exacerbated if expected hedging or pricing correlations are compromised by disproportionate demand or lack of demand for certain instruments. The Company utilizes various risk mitigating techniques as discussed in more detail in *Trading Risk Management.*

Liquidity Risk

The Company's primary liquidity risk management objective is to meet expected and unexpected cash flow and collateral requirements while continuing to support the Company's business and customers under a range of economic conditions. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains liquidity and access to diverse funding sources, and seeks to align liquidity-related incentives and risks. The Company defines liquidity as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as they arise. In addition, the Company is supported through committed and uncommitted borrowing arrangements with Bank of America, NB Holdings, and other affiliates. See *Note 3 - Related Party Transactions.*

Credit Spread Risk

Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, and the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Counterparty Credit Risk* section below.

Counterparty Credit Risk

The Company is exposed to risk of loss if an individual, counterparty, or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads is discussed above.

Financial services institutions and other counterparties are interrelated because of trading, funding, clearing or other relationships. Defaults by one or more counterparties, or market uncertainty about the financial stability of one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity disruptions, losses, defaults and related disputes and litigation.

The Company has established policies and procedures for mitigating counterparty credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, purchasing credit protection, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., fails to receive) are recorded at the amount for which

the securities were purchased and are paid upon receipt of the securities from other brokers or dealers. In the case of aged fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Derivatives Default Risk

The Company's trading derivatives consist of derivatives provided to customers and affiliates and derivatives entered into for trading strategies or risk management purposes. Default risk exposure varies by type of derivative. Default risk on derivatives can occur for the full notional amount of the trade where a final exchange of principal takes place, as may be the case for foreign currency swaps. Swap agreements and forward contracts are generally OTC-transacted and thus are exposed to default risk to the extent of their replacement cost. Since futures contracts are exchange-traded and usually require daily cash settlement, the related risk of loss is generally limited to a one-day net positive change in fair value. Generally such receivables and payables are recorded in customers' receivables and payables on the Consolidated Balance Sheet. Option contracts can be exchange-traded or OTC. Purchased options have default risk to the extent of their replacement cost. Written options represent a potential obligation to counterparties and typically do not subject the Company to default risk except under circumstances where the option premium is being financed or in cases where the Company is required to post collateral. Refer to *Note 6 - Derivatives* for further information on credit risk management related to derivatives.

Concentrations of Credit Risk

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties. The Company's exposure to credit risk (both default and credit spread) associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. The Company's concentrations of credit risk could adversely affect credit losses, results of operations and financial condition.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2024, the Company had exposure to the U.S. government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure primarily includes trading asset positions and instruments that have been segregated for regulatory purposes or deposited with clearing organizations. The Company's direct exposure in instruments issued or guaranteed by the U.S. government and its agencies amounted to $100.0 billion at December 31, 2024. The Company's indirect exposure results from maintaining U.S. government and agencies securities as collateral for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. government or its agencies held as collateral for resale agreements and securities borrowed transactions at December 31, 2024 totaled $164.0 billion, of which $54.8 billion was from affiliated companies.

5. Fair Value Measurements

Under applicable accounting standards, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments under applicable accounting standards and conducts a review of fair value hierarchy classifications on a quarterly basis. Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair values of the assets and liabilities become unobservable or observable in the current marketplace. For more information regarding the fair value hierarchy and how the Company measures fair value, see *Note 2 – Summary of Significant Accounting Policies*.

Valuation Techniques

The following sections outline the valuation methodologies for the Company's assets and liabilities. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2024, there were no significant changes to valuation approaches or techniques that had, or are expected to have, a material impact on the Company's Consolidated Balance Sheet.

Trading Instruments and Debt Securities

The fair values of trading assets and liabilities, excluding derivatives, are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. The fair values of corporate debt securities are generally based on quoted market prices or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of trading assets and liabilities and debt securities. Market price quotes may not be readily available for some positions such as positions within a market sector where trading activity has slowed significantly or ceased. Some of these instruments are valued using a discounted cash flow model, which estimates the fair value of the securities using internal credit risk, and interest rate and prepayment risk models that incorporate management's best estimate of current key assumptions such as default rates, loss severity and prepayment rates. Principal and interest cash flows are discounted using an observable discount rate for similar instruments with adjustments that management believes a market participant would consider in determining fair value for the

specific security. Other instruments are valued using a net asset value approach which considers the value of the underlying securities. Underlying assets are valued using external pricing services, where available, or matrix pricing based on the vintages and ratings. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, fair value is determined based on limited available market information and other factors, principally from reviewing the issuer's financial statements and changes in credit ratings made by one or more rating agencies.

Derivative Assets and Liabilities

The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that utilize multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. When third-party pricing services are used, the methods and assumptions are reviewed by the Company. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available, or are unobservable, in which case, quantitative-based extrapolations of rate, price or index scenarios are used in determining fair values. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other instrument-specific factors, where appropriate. In addition, the Company incorporates within its fair value measurements of OTC derivatives a valuation adjustment to reflect the credit risk associated with the net position. Positions are netted by counterparty, and fair value for net long exposures is adjusted for counterparty credit risk while the fair value for net short exposures is adjusted for the Company's own credit risk. The Company also incorporates funding valuation adjustment (FVA) within its fair value measurements to include funding costs on uncollateralized derivatives and derivatives where the Company is not permitted to use the collateral it receives. An estimate of severity of loss is also used in the determination of fair value, primarily based on market data.

The fair values of listed derivatives which are actively traded are generally valued based on either direct market quotes or observed transactions. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives.

Securities Financing Transactions

The fair values of certain securities financing transactions are determined using quantitative models, including discounted cash flow models that require the use of multiple market inputs, including interest rates and spreads, to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services.

U.S. Treasury and government agencies

U.S. Treasury securities are valued using quoted market prices. U.S. government agency securities are comprised of two main categories consisting of agency-issued debt and agency mortgage-backed securities. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Generally, the fair value of agency mortgage-backed securities is based on market prices of comparable securities.

Interest and Other Payables

Interest and other payables primarily consist of short-term borrowings and debt of certain consolidated VIEs. Short-term borrowings represent floating rate certificates of consolidated municipal bond trusts that can be tendered by the certificate holders at par with as little as seven days' notice. These certificates predominantly carry interest rates that reset on a weekly basis. Due to the short-term nature, and given the embedded put feature, these instruments are marked at par. The fair value of the debt of certain consolidated resecuritization and securitization vehicles is determined based upon observable trades and/or external quotes, depending on availability.

BofA Securities, Inc. and Subsidiaries
Notes to the Consolidated Balance Sheet
December 31, 2024

Recurring Fair Value

Assets and liabilities carried at fair value on a recurring basis at December 31, 2024, including financial instruments that the Company accounts for under the fair value option, are summarized in the following table.

(Dollars in millions)	Fair Value Measurements			Netting Adjustments [1]	Assets/Liabilities at Fair Value
	Level 1	Level 2	Level 3		
Assets					
Securities segregated for regulatory purposes or deposited with clearing organizations:					
U.S. Treasury and government agencies	$ 14,442	$ 1,001	$ —	$ —	$ 15,443
Receivable under resale agreements	—	274,613	—	(207,313)	67,300
Receivables under securities borrowed transactions	—	28,842	—	—	28,842
Trading assets:					
U.S. Treasury and government agencies	37,904	46,664	5	—	84,573
Equities and convertible debentures	15,313	2,265	210	—	17,788
Corporate debt	—	9,178	130	—	9,308
Municipals, money markets and other	1	3,223	18	—	3,242
Mortgages, MBS, and ABS	—	4,131	488	—	4,619
Preferred stock	—	150	36	—	186
Derivative contracts	5,928	17,186	27	(21,141)	2,000
Total trading assets	59,146	82,797	914	(21,141)	121,716
Securities received as collateral	9,113	1,417	—	—	10,530
Other assets	9	—	—	—	9
Total assets	$ 82,710	$ 388,670	$ 914	$ (228,454)	$ 243,840
Liabilities					
Payables under repurchase agreements	$ —	$ 345,747	$ —	$ (207,313)	$ 138,434
Trading liabilities:					
U.S. Treasury and government agencies	16,295	—	—	—	16,295
Equities and convertible debentures	11,511	368	4	—	11,883
Corporate debt	—	6,678	—	—	6,678
Mortgages, MBS, and ABS	—	202	19	—	221
Preferred stock	—	10	—	—	10
Derivative contracts	5,244	16,205	24	(20,347)	1,126
Total trading liabilities	33,050	23,463	47	(20,347)	36,213
Obligation to return securities received	9,113	1,417	—	—	10,530
Interest and other	—	351	—	—	351
Total liabilities	$ 42,163	$ 370,978	$ 47	$ (227,660)	$ 185,528

[1] Amounts represent the impact of legally enforceable master netting agreements and also cash collateral held or placed with the same counterparties.

The following table presents information about significant unobservable inputs related to the Company's material categories of Level 3 financial assets and liabilities at December 31, 2024:

Quantitative Information about Level 3 Fair Value Measurements

(Dollars in millions)

Financial Instrument	Fair Value	Valuation Techniques	Inputs: Significant Unobservable Inputs	Inputs: Ranges of Inputs	Inputs: Weighted Average [1]
Equities and convertible debentures	**$ 210**	Discounted cash flow	Price	$0 to $7,000	$112
Trading assets - Equities and convertible debentures	210				
Instruments backed by residential real estate assets	**$ 109**	Discounted cash flow, Net asset value	Yield	0% to 20%	9 %
Trading assets - Mortgages, MBS, and ABS	109		Prepayment speed	15%	N/A
			Price	$0 to $101	$53
Instruments backed by commercial real estate assets	**$ 34**	Discounted cash flow, Net asset value	Yield	0.5%	N/A
Trading assets - Mortgages, MBS, and ABS	34		Price	$0 to $75.1	$39
Corporate loans, debt securities and other	**$ 475**	Discounted cash flow	Yield	6.1% to 36.6%	18 %
Trading assets - Corporate debt	130		Prepayment speed	20%	N/A
Trading assets - Mortgages, MBS, and ABS	345		Default rates	2%	N/A
			Loss severity	30 %	N/A
			Price	$0 to $122.3	$60
Preferred stock	**$ 36**	Discounted cash flow	Price	$0 to $60	$38
Trading assets - Preferred stock	36				
U.S. treasury and government agencies	**$ 5**	Discounted cash flow	Yield	0% to 8.5%	8 %
Trading assets - U.S. treasury and government agencies	5		Prepayment speed	0% to 15%	1 %
			Price	$0 to $0.7	$0.1

[1] The weighted average is calculated based upon the fair value of the instruments.

In the previous table, instruments backed by residential and commercial real estate assets include residential mortgage-backed securities, MBS, commercial MBS, and mortgage CDOs. Corporate loans, debt securities and other include corporate collateralized loan obligations and CDOs, commercial loans and bonds, and securities backed by non-real estate assets.

The Company uses multiple market approaches in valuing certain of its Level 3 financial instruments. For example, market comparables, net asset value, and discounted cash flows are used together. For a given product, such as instruments backed by commercial and residential real estate assets, market comparables may be used to estimate some of the unobservable inputs and then these inputs are incorporated into a discounted cash flow model. Therefore, the balances disclosed encompass both of these techniques.

The level of aggregation and diversity within the products disclosed in the table above results in certain ranges of inputs being wide and unevenly distributed across asset and liability categories.

Uncertainty of Fair Value Measurements from Unobservable Inputs

Loans and securities

A significant increase in market yields, default rates, or loss severities would have resulted in a significantly lower fair value for long positions. Short positions would have been impacted in a directionally opposite way. The impact of changes in prepayment speeds would have resulted in differing impacts depending on the seniority of the instrument and, in the case of collateralized loan obligations (CLO), whether prepayments can be reinvested. A significant increase in price would have resulted in a significantly higher fair value for long positions, and short positions would have been impacted in a directionally opposite way.

Short-Term Financial Instruments

Certain financial instruments are not carried at fair value or only a portion of the ending balance is carried at fair value on the Consolidated Balance Sheet.

The carrying value of short-term financial instruments, including cash and cash equivalents, cash segregated for regulatory purposes or deposited with clearing organizations, other receivables and payables from and to customers and brokers and dealers, loans due to affiliates, interest and other receivables and payables, certain securities financing transactions, commercial paper, and subordinated borrowings approximates the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market.

Under the fair value hierarchy, cash and cash equivalents and cash segregated for regulatory purposes or deposited with clearing organizations are classified as Level 1. Other receivables and payables from and to customers and brokers and dealers, loans due

to affiliates, interest and other receivables and payables, commercial paper, and subordinated borrowings are classified as Level 2. Certain securities financing transactions are classified as Level 2 because they are generally short-dated and/or variable-rate instruments collateralized by U.S. government or agency securities.

Fair Value Option

The Company elects to account for certain securities financing transactions, including resale and repurchase agreements and securities borrowed transactions under the fair value option. These elections include certain agreements collateralized by the U.S. government and its agencies, which are generally short-dated and have minimal interest rate risk.

The Company elected the fair value option for borrowings and for other liabilities issued by various consolidated vehicles where the assets are also carried at fair value.

For the period ended December 31, 2024, the difference between fair value and contractual principal outstanding for assets and liabilities accounted for under the fair value option was not material to the Consolidated Balance Sheet.

6. Derivatives

The following table presents derivative instruments included on the Consolidated Balance Sheet in trading assets and liabilities at December 31, 2024. Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by the cash collateral received or paid.

(Dollars in millions)	Contract/ Notional [1]	Derivative Assets [2]	Derivative Liabilities [3]
Interest rate contracts			
Swaps	$ 83,264	$ 263	$ 150
Futures and forwards	1,009,168	3,570	3,476
Purchased options	4,380	46	—
Written options	18,656	—	163
Equity contracts			
Swaps	164,422	2,879	2,438
Futures and forwards	20,817	—	11
Purchased options	261,610	16,002	56
Written options	262,234	86	14,856
Foreign exchange contracts			
Swaps	970	12	17
Futures and forwards	2,266	37	3
Credit derivatives [3]			
Purchased credit derivatives:			
Credit default swaps	9,344	9	292
Credit OptionB - Other Swaps	200	—	—
Total return swaps/other	200	1	2
Written credit derivatives:			
Credit default swaps	7,743	236	9
Total return swaps/other	1,100	—	—
Total gross derivative assets/liabilities	1,846,374	23,141	21,473
Less: Legally enforceable master netting agreements		(20,255)	(20,255)
Less: Cash collateral received/paid		(886)	(92)
Total derivative assets and liabilities		$ 2,000	$ 1,126

[1] Represents the total contract/notional amount of derivative assets and liabilities outstanding.

[2] The amounts in the table above include both third party and affiliate trading derivatives. At December 31, 2024, the Company had gross derivative assets with affiliates of $4.0 billion with legally enforceable netting with affiliates of $3.1 billion, and cash collateral received from affiliates of $961.8 million. At December 31, 2024, the Company had gross derivative liabilities with affiliates of $3.3 billion, legally enforceable netting with affiliates of $3.1 billion, and cash collateral paid to affiliates of $92 million. At December 31, 2024, affiliate gross notional was $305.1 billion.

[3] The net derivative asset and notional amount of written credit derivatives for which the Company held purchased credit derivatives with identical underlying referenced names were $182 million and $7.3 billion, respectively, at December 31, 2024.

Offsetting of Derivatives

The Company enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements or similar agreements with substantially all of its derivative counterparties. Where legally enforceable, these master netting agreements give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables

and payables with the same counterparty. For purposes of the Consolidated Balance Sheet, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

The following table presents derivative instruments included in derivative assets and liabilities on the Company's Consolidated Balance Sheet at December 31, 2024 by primary risk (e.g., interest rate risk) and the platform, where applicable, on which these derivatives are transacted. Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total gross derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements, which include reducing the balance for counterparty netting and cash collateral received or paid.

For more information on offsetting of securities financing transactions, see *Note 7 – Securities Financing Transactions*.

Offsetting of Derivatives [1]

(Dollars in millions)	Trading Assets - Derivative Contracts	Trading Liabilities - Derivative Contracts
Interest rate contracts		
Over-the-counter	$ 1,798	$ 1,256
Over-the-counter cleared	1,706	2,332
Exchange-traded	2	1
Equity contracts		
Over-the-counter	3,451	2,645
Exchange-traded	15,504	14,716
Foreign exchange contracts		
Over-the-counter	30	20
Credit derivatives		
Over-the-counter	245	303
Total gross derivative assets/liabilities, before netting		
Over-the-counter	5,524	4,224
Over-the-counter cleared	1,706	2,332
Exchange-traded	15,506	14,717
Less: Legally enforceable master netting agreements		
Over-the-counter	(4,250)	(4,250)
Over-the-counter cleared	(1,316)	(1,316)
Exchange-traded	(14,689)	(14,689)
Less: Cash collateral received/paid		
Over-the-counter	(886)	(92)
Derivative assets/liabilities, after netting	1,595	926
Other gross derivative assets/liabilities [2]	405	200
Total net derivative assets/liabilities	$ 2,000	$ 1,126

[1] OTC derivatives include bilateral transactions between the Company and a particular counterparty. OTC cleared derivatives include bilateral transactions between the Company and a counterparty where the transaction is cleared through a clearinghouse. Exchange-traded derivatives include listed options transacted on an exchange.

[2] Consists of derivatives entered into under master netting agreements where enforceability of these agreements is uncertain under bankruptcy laws in some countries or industries.

Credit Derivatives

The Company enters into credit derivatives primarily to facilitate client transactions and to manage credit risk exposures. Credit derivatives derive value based on an underlying third-party referenced obligation or a portfolio of referenced obligations and generally require the Company, as the seller of credit protection, to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under the obligation, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

Credit derivatives are classified as investment and non-investment grade based on the credit quality of the underlying referenced obligation. The Company considers ratings of BBB- or higher as investment grade. Non-investment grade includes non-rated credit derivative instruments. The Company discloses internal categorizations of investment grade and non-investment grade consistent with how risk is managed for these investments.

Credit derivative instruments where the Company is the seller of credit protection and their expiration at December 31, 2024 are summarized in the table below.

Credit Derivative Instruments

	Maximum Payout/Notional					
(Dollars in millions)	**Less than 1 Year**	**1 - 3 Years**	**3 - 5 Years**	**Over 5 Years**	**Total**	**Carrying Value [1]**
Derivative Contracts:						
Credit derivatives						
Investment grade	$ 420	$ 2,606	$ 2,442	$ 125	$ 5,593	$ 1
Non-investment grade	140	341	1,190	64	1,735	9
Total credit derivatives	$ 560	$ 2,947	$ 3,632	$ 189	$ 7,328	$ 10
Credit related notes:						
Investment grade	$ —	$ —	$ 9	$ 520	$ 529	$ 529
Non-investment grade	—	5	35	713	753	753
Total credit related notes	$ —	$ 5	$ 44	$ 1,233	$ 1,282	$ 1,282

[1] Derivative contracts are shown on a gross basis prior to counterparty and cash collateral netting.

The notional amount represents the maximum amount payable by the Company for most credit derivatives. However, the Company does not monitor its exposure to credit derivatives based solely on the notional amount because this measure does not take into consideration the probability of occurrence. As such, the notional amount is not a reliable indicator of the Company's exposure to these contracts. Instead, a risk framework is used to define risk tolerances and establish limits so that certain credit risk-related losses occur within acceptable, predefined limits.

Credit-related notes in the preceding table include investments in securities issued by CDO, CLO, and credit-linked note vehicles. These instruments are primarily classified as trading assets. The carrying value of these instruments equals the Company's maximum exposure to loss. The Company is not obligated to make any payments to the entities under the terms of the securities owned.

Credit-related Contingent Features and Collateral

Certain of the Company's derivative contracts contain credit risk related contingent features, primarily in the form of ISDA master netting agreements and credit support documentation that enhance the creditworthiness of these instruments compared to other obligations of the respective counterparty with whom the Company has transacted. These contingent features may be for the benefit of the Company as well as its counterparties with respect to changes in the Company's creditworthiness, and the mark-to-market exposure under the derivative transactions. At December 31, 2024, the Company held cash and securities collateral of $962 million received from affiliates and posted cash and securities collateral of $93 million, predominately with affiliates in the normal course of business under derivative agreements.

At December 31, 2024, the amount of collateral, calculated based on the terms of the contracts, that the Company could be required to post to counterparties but had not yet posted to counterparties, was $12 million.

7. Securities Financing Transactions

The Company enters into securities financing transactions which include securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase. These securities financing transactions (also referred to as "matched-book transactions") are to accommodate customers, obtain securities to cover short positions, and finance inventory positions. The Company elects to account for certain securities financing transactions under the fair value option. For more information on the fair value option, see *Note 5 – Fair Value Measurements.*

Offsetting of Securities Financing Transactions

Substantially all of the Company's securities financing activities are transacted under legally enforceable master repurchase agreements or legally enforceable master securities lending agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets securities financing transactions with the same counterparty on the Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

The table below presents securities financing transactions included on the Company's Consolidated Balance Sheet at December 31, 2024. Balances are presented on a gross basis, prior to the application of counterparty netting. Gross assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. For information on the offsetting of derivatives, see *Note 6 - Derivatives.*

Securities Financing Transactions

(Dollars in millions)	Gross Assets[1]	Amounts Offset	Net Balance Sheet Amount	Financial Instruments[2]	Net Assets
Receivables under resale agreements	$ 343,769	$ (228,493)	$ 115,276	$ (109,149)	$ 6,127
Receivables under securities borrowed transactions	184,584	(63,635)	120,949	(106,434)	14,515
Total	$ 528,353	$ (292,128)	$ 236,225	$ (215,583)	$ 20,642

	Gross Liabilities[1]	Amounts Offset	Net Balance Sheet Amount	Financial Instruments[2]	Net Liabilities
Payables under repurchase agreements	$ 414,042	$ (228,493)	$ 185,549	$ (177,319)	$ 8,230
Payables under securities loaned transactions	105,873	(63,635)	42,238	(42,094)	144
Obligation to return securities received as collateral[3]	10,530	—	10,530	(10,530)	—
Total	$ 530,445	$ (292,128)	$ 238,317	$ (229,943)	$ 8,374

(1) Includes activity where uncertainty exists as to the enforceability of certain master netting agreements under bankruptcy laws in some countries or industries.

(2) Includes securities collateral received or pledged under repurchase or securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset on the Consolidated Balance Sheet, but are shown as a reduction to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is uncertain is excluded from the table.

(3) Balance is reported on the Consolidated Balance Sheet and relates to transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. In these transactions, the Company recognizes an asset at fair value, representing the securities received, and a liability, representing the obligation to return those securities.

Repurchase Agreements and Securities Loaned Transactions Accounted for as Secured Borrowings

The following tables present securities sold and agreements to repurchase and securities loaned by remaining contractual term to maturity and class of collateral pledged at December 31, 2024. Included in the table is Obligation to return securities received as collateral in which the Company acts as a lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. Certain agreements contain a right to substitute collateral and/or terminate the agreement prior to maturity at the option of the Company or the counterparty. Such agreements are included in the table below based on the remaining contractual term to maturity.

Remaining Contractual Maturity

(Dollars in millions)	Overnight and continuous	30 Days or less	After 30 through 90 Days	After 90 days[1]	Total
Payables under repurchase agreements	$ 256,952	$ 78,883	$ 42,943	$ 35,264	$ 414,042
Payables under securities loaned	105,005	109	687	72	105,873
Obligation to return securities received as collateral	10,530	—	—	—	10,530
Total	$ 372,487	$ 78,992	$ 43,630	$ 35,336	$ 530,445

(1) No agreements have maturities greater than two years

Class of Collateral Pledged

(Dollars in millions)	Payables under Repurchase Agreements	Payables under Securities Loaned	Obligation to return securities received as collateral	Total
U.S. Treasury and government agencies	$ 359,616	$ 1,095	$ 10	$ 360,721
Corporate securities and other	20,361	48	3	20,412
Equities	24,599	104,730	10,517	139,846
Non-U.S. sovereign debt	55	—	—	55
Mortgages, mortgage-backed, ABS and Other	9,411	—	—	9,411
Total	$ 414,042	$ 105,873	$ 10,530	$ 530,445

Under repurchase agreements, the Company is required to post collateral with a market value equal to or in excess of the principal amount borrowed. For securities loaned transactions, the Company receives collateral in the form of cash, letters of credit or other

securities. To determine whether the market value of the underlying collateral remains sufficient, collateral is generally valued daily, and the Company may be required to deposit additional collateral or may receive or return collateral pledged, when appropriate. Repurchase agreements and securities loaned transactions are generally either overnight, continuous (i.e., no stated term) or short-term. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

Collateral

The Company accepts securities as collateral that it is permitted by contract or practice to sell or repledge. At December 31, 2024, the fair value of this collateral was $561.3 billion, of which $81.1 billion was received from affiliated companies. The fair value of collateral that had been sold or repledged was $506.3 billion, of which $44.9 billion was sold or repledged to affiliated companies.

The Company pledges company-owned securities which are included in Trading assets on the Consolidated Balance Sheet, as collateral in transactions that include repurchase agreements, securities loaned, and other secured financings. This collateral, which in some cases can be sold or repledged by the counterparties to the transactions, is parenthetically disclosed on the Consolidated Balance Sheet.

The carrying value and classification of securities owned by the Company that have been pledged to counterparties where those counterparties do not have the right to sell or repledge at December 31, 2024 are as follows:

(Dollars in millions)	
Trading asset category	
U.S. Treasury and government agencies	$ 48,501
Equities and convertible debentures	5,146
Non-U.S. governments and agencies	59
Corporate debt and preferred stock	4,633
Mortgages, mortgage-backed, and asset-backed securities	2,566
Municipals and money markets	1,037
Total	$ 61,942

At December 31, 2024, securities loaned or pledged to affiliated companies that can be sold or repledged by the affiliated companies was $6.0 billion. Included in the table above, securities loaned or pledged where the affiliated companies do not have the right to sell or repledge was $5.0 billion.

In certain cases, the Company has transferred assets to consolidated VIEs where those restricted assets serve as collateral for the interests issued by the VIEs. These assets, which are not included in the table above, are disclosed on the Consolidated Balance Sheet in Assets of Consolidated VIEs. These transactions are also described in *Note 8 - Securitization and Other Variable Interest Entities.*

8. Securitization and Other Variable Interest Entities

The Company utilizes VIEs in the ordinary course of business to support its own and its customers' financing and investing needs. The Company also administers, structures, or invests in VIEs, including municipal bond trusts, resecuritization vehicles, and other VIEs. For more information on the Company's use of VIEs, see *Note 2 – Summary of Significant Accounting Policies.*

The table within Resecuritization Trusts and Other VIEs presents the assets and liabilities of consolidated and unconsolidated VIEs at December 31, 2024 in situations where the Company has continuing involvement with transferred assets or if the Company otherwise has a variable interest in the VIE. The tables also present the Company's maximum loss exposure as of December 31, 2024 resulting from its involvement with consolidated VIEs and unconsolidated VIEs in which the Company holds a variable interest. The Company's maximum loss exposure is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Consolidated Balance Sheet but also potential losses associated with off-balance sheet commitments, such as unfunded liquidity commitments and other contractual arrangements. The Company's maximum loss exposure does not include losses previously recognized through write-downs of assets.

The Company invests in ABS issued by third-party VIEs, with which it has no other form of involvement. These securities are included in Trading assets and are not disclosed in the tables below.

The Company did not provide financial support to consolidated or unconsolidated VIEs during 2024 that it was not previously contractually required to provide, nor does it intend to do so.

Municipal Bond Trusts

The Company administers municipal bond trusts that hold highly-rated, long-term, fixed-rate municipal bonds. The trusts obtain financing by issuing floating-rate trust certificates that reprice on a weekly or other short-term basis to third-party investors or affiliates.

The Company may transfer assets into the trusts and may also serve as remarketing agent for the trusts. The floating-rate trust certificates are subject to tender at specified dates. Should the Company be unable to remarket the tendered certificates, the

Company declares a failed remarketing, and has no further obligation to purchase the certificates. The certificate holder tenders the securities to the tender agent. In certain instances, the Company or an affiliate may have an option to collapse the trusts at any time under certain pre-defined conditions.

At December 31, 2024, unconsolidated municipal bond trusts had total assets of $2.4 billion.

Resecuritization Trusts and Other VIEs

The following table summarizes select information related to other VIEs in which the Company held a variable interest as of December 31, 2024.

(Dollars in millions)	Consolidated			Unconsolidated		
	Resecuritization	Other	Total	Resecuritization	Other	Total
Maximum Loss Exposure	$ 348	$ —	$ 348	$ 1,624	$ 1	$ 1,625
Trading assets	526	5	531	1,624	1	1,625
Total Assets	526	5	531	1,624	1	1,625
Interest and other	178	5	183	—	—	—
Total Liabilities	178	5	183	—	—	—
Total assets of VIEs	$ 526	$ 5	$ 531	$ 18,756	$ 29	$ 18,785

Resecuritization Trusts
The Company transfers existing securities, typically MBS, into resecuritization VIEs generally at the request of customers seeking securities with specific characteristics. The Company may also resecuritize securities for purpose of improving liquidity and capital and managing credit or interest rate risk. Generally, there are no significant ongoing activities performed in a resecuritization trust and no single investor has the unilateral ability to liquidate the trust.

The Company resecuritized $23.9 billion of securities during the period ended December 31, 2024. Securities received from the resecuritization VIEs were recognized at their fair value of $3.6 billion during 2024. In 2024, substantially all of the securities were classified as trading securities and were categorized as Level 2 within the fair value hierarchy.

Other
Other consolidated VIEs include investments in residential mortgage-backed securitization trusts, which hold residential first-lien mortgages that have been funded by issuance of debt in the form of mortgage-backed securities. The Company is holder of the residual classes of the residential mortgage-backed securitization trusts and, as such, has power to call the debt issuances of these trusts.

Other unconsolidated VIEs include investments in securitization and repackaging vehicles that hold financial instruments such as pools of residential mortgage loans, corporate bonds, or ABS. The Company holds investments in such vehicles and may also enter into derivatives to change the interest rate or currency profile of the issued debt instruments.

9. Goodwill

The Company completed its annual goodwill impairment test as of June 30, 2024 using a qualitative assessment. Based on the results of the annual goodwill impairment test, the Company determined there was no impairment. For more information regarding the nature of and accounting for the Company's annual goodwill impairment testing, see *Note 2 – Summary of Significant Accounting Policies*.

The carrying amount of goodwill was $2.9 billion at December 31, 2024.

10. Subordinated Borrowings and Other Financing

The Company has a $15.0 billion committed unsecured revolving subordinated line of credit with NB Holdings which has been approved for regulatory capital purposes. The credit line will mature on June 29, 2029 and may automatically be extended by one year unless specified actions are taken 390 days prior to the maturity date. At December 31, 2024, $7.15 billion was outstanding on the line of credit.

The borrowing has a variable interest rate based on the Secured Overnight Financing Rate (SOFR) plus a market-based spread.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit outstanding at December 31, 2024 were $25.0 million.

11. Commitments, Contingencies, and Guarantees

Commitments

In the normal course of business, the Company enters into a number of off-balance sheet commitments. These commitments expose the Company to varying degrees of credit and market risk and are subject to the same credit and market risk limitation reviews as those instruments recorded on the Consolidated Balance Sheet.

At December 31, 2024, the Company had commitments to enter into resale agreements and repurchase agreements. The Company also enters into loan commitments to extend credit to meet the financing needs of its customers. These commitments in the table below expire within the next 12 months.

(Dollars in millions)	
Loan commitments	$ 319
Other commitments:	
Commitments to enter into repurchase agreements	38,886
Commitments to enter into resale agreements	47,281
Total	$ 86,486

Guarantees

Exchange and Clearing House Member Guarantees
The Company is a member of various securities and derivative exchanges and clearinghouses, both in the U.S. and in other countries. As a member, the Company may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member default and under other loss scenarios. The Company's potential obligations may be limited to its membership interests in such exchanges and clearinghouses, to the amount (or multiple) of the Company's contribution to the guarantee fund or, in limited instances, to the full pro-rata share of the residual losses after applying the guarantee fund. The Company's maximum potential exposure under these membership agreements is difficult to estimate; however, the Company has assessed the probability of making any such payments as remote.

Prime Brokerage and Securities Clearing Services
In connection with its prime brokerage and clearing businesses, the Company performs securities clearance and settlement services with other brokerage firms and clearinghouses on behalf of its clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. The Company's obligations in this respect are secured by the assets in the clients' accounts and the accounts of their customers as well as by any proceeds received from the transactions cleared and settled by the Company on behalf of clients or their customers. The Company's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

Fixed Income Clearing Corporation Sponsored Member Repo Program
The Company acts as a sponsoring member in a repo program whereby the Company clears certain eligible resale and repurchase agreements through the Government Securities Division of the Fixed Income Clearing Corporation (FICC) on behalf of clients that are sponsored members in accordance with FICC's rules. As part of this program, the Company guarantees the payment and performance of its sponsored members to FICC. The Company's guarantee obligation is secured by a security interest in cash or high-quality securities collateral placed by clients with the clearinghouse and therefore, the potential for the Company to incur significant losses under this arrangement is remote. The Company's maximum potential exposure, without taking into consideration the related collateral, is $191.9 billion at December 31, 2024.

Other Guarantees
In the normal course of business, the Company periodically guarantees the obligations of its affiliates in a variety of transactions including repurchase agreements, prime brokerage agreements, and other transactions.

Litigation and Regulatory Matters

In the ordinary course of business, the Company is routinely a defendant in or a party to pending and threatened legal, regulatory, and governmental actions and proceedings. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict the eventual outcome of the pending matters, timing of the ultimate resolution of these matters.

As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates whether such matter presents a loss contingency that is probable and estimable, and, whether a loss in excess of any accrued liability is reasonably possible in future periods. Once the loss contingency is deemed to be both probable and estimable, the Company will establish an accrued liability. The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

12. Employee Benefit Plans

Bank of America sponsors a qualified noncontributory trusteed pension plan (Qualified Pension Plan), a number of noncontributory nonqualified pension plans, qualified and non-qualified defined contribution retirement plans, and postretirement health and life plans that cover eligible employees. The Bank of America Corporation Corporate Benefits Committee has overall responsibility for the administration of these benefit plans. Required disclosures are included in the December 31, 2024 Form 10-K of Bank of America.

Defined Contribution Plan

The defined contribution plan sponsored by Bank of America is the Bank of America 401(k) Plan.

Defined Benefit Pension Plans

Certain of the Company's employees are covered by Bank of America's Qualified Pension Plan. Benefits earned under the Qualified Pension Plan have been frozen.

Bank of America has an annuity contract that guarantees the payment of benefits vested under a terminated U.S. pension plan (Other Pension Plan). Bank of America, under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. Bank of America made no contribution under this agreement in 2024. Contributions may be required in the future under this agreement.

Bank of America's noncontributory, nonqualified pension plans are unfunded and provide supplemental defined pension benefits to certain eligible employees.

13. Employee Incentive Plans

Incentive plans are sponsored by Bank of America. Refer to the December 31, 2024 Form 10-K of Bank of America.

The Company participates in a number of equity compensation plans sponsored by Bank of America, with awards being granted predominantly from the Bank of America Corporation Equity Plan (BACEP). Under this plan, Bank of America grants stock-based awards, including restricted stock units (RSUs), to eligible employees. Grants in 2024 from the BACEP include RSUs that were authorized to settle predominantly in shares of common stock of Bank of America. Certain RSUs will be settled in cash or contain settlement provisions that subject these awards to variable accounting whereby compensation expense is adjusted to fair value based on changes in the share price of Bank of America's common stock up to the settlement date.

The RSUs granted in 2024 predominantly vest over four years in one-fourth increments on each of the first four anniversaries of the grant date, provided that the employee remains continuously employed with Bank of America during that time, and will be expensed ratably over the vesting period, net of estimated forfeitures, for non-retirement eligible employees based on the grant-date fair value of the shares. Certain of the awards granted in 2024 do not include retirement eligibility. For all other RSUs granted to employees who are retirement eligible, they are deemed authorized as of the beginning of the year preceding the grant date when the incentive award plans are generally approved. As a result, the estimated value is expensed ratably over the year preceding the grant date.

14. Income Taxes

The Company files income tax returns in numerous state, local and non-U.S. jurisdictions each year. The Internal Revenue Service (IRS) and other tax authorities in countries and states in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of examinations by major jurisdiction for the Company at December 31, 2024.

Tax Examination Status

Jurisdiction	Years Under Examination [1]	Status
United States	2017-2021	Field examination
California	2015-2017	Field examination
California	2018-2021	Field examination
New York	2019-2021	Field examination

[1] All tax years subsequent to the above years remain open to examination.

Significant components of the Company's net deferred tax assets and liabilities at December 31, 2024 are presented in the following table.

Deferred Tax Assets and Liabilities

(Dollars in millions)

Deferred tax assets		
Securities valuation	$	470
Other		75
Gross deferred tax assets		545
Valuation allowance		—
Total deferred tax assets, net of valuation allowance		545
Deferred tax liabilities		
Goodwill		221
Other		8
Gross deferred tax liabilities		229
Net deferred tax assets	$	316

Management concluded that no valuation allowance was necessary to reduce the deferred tax assets since estimated future taxable income will be sufficient to utilize these assets prior to expiration. Management's conclusion is supported by financial results, profit forecasts for the Company and Bank of America, and the indefinite period to carry forward NOLs. However, a material change in those estimates could lead management to reassess such valuation allowance conclusions.

At December 31, 2024, the Company had a current income tax payable due to its affiliates of $1.2 billion as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America under the intercompany tax allocation agreements with Bank of America.

15. Segment Information

The Company's operations constitute a single operating segment, and therefore a single reportable segment, because the Company is a brokerage and investment adviser firm and the Chief Operating Decision Maker (CODM) manages the business activities using the information of the Company as a whole. The Company has identified its Chief Executive Officer as the CODM. The accounting policies used assess performance of the segment are the same as those described in *Note 2 - Summary of Significant Accounting Policies*.

16. Subsequent Events

The Company evaluates whether events, occurring after the balance sheet date but before the date the Consolidated Balance Sheet is available to be issued, require accounting as of the balance sheet date, or disclosure in the Consolidated Balance Sheet. The Company has evaluated such subsequent events through March 3, 2025 which is the issuance date of the Consolidated Balance Sheet.

In January 2025, with both regulatory and Board of Directors approval, the Company paid a $2.0 billion dividend to NB Holdings.

In February 2025, the maturities of all of the Company's existing revolving senior unsecured and secured lines of credit with BANA, NB Holdings and MLBTC were extended to February 1, 2026.

There have been no other material subsequent events that occurred during such period that would require disclosure or recognition in the Consolidated Balance Sheet as of December 31, 2024.

17. Regulatory Requirements

SEC Uniform Net Capital Rule

As a registered broker-dealer and futures commission merchant, the Company is subject to the net capital requirements of the Securities Exchange Act of 1934 Rule 15c3-1 ("SEA Rule 15c3-1") and CFTC Regulation 1.17. BofAS has elected to compute the minimum capital requirement in accordance with the "Alternative Method" as permitted by SEA Rule 15c3-1.

At December 31, 2024, the Company's regulatory net capital as defined by SEA Rule 15c3-1 and CFTC Regulation 1.17 was $21.0 billion and exceeded the minimum requirement of $4.5 billion by $16.5 billion.

The Company, in accordance with the alternative net capital requirements, is required to maintain tentative net capital in excess of $5.0 billion, net capital in excess of $1.0 billion or a certain percentage of its reserve requirement in addition to a certain percentage of securities-based swap risk margin.

The Company must also notify the SEC in the event its tentative net capital is less than $6.0 billion. The Company is also required to hold a certain percentage of its customers' and affiliates' risk-based margin in order to meet its CFTC minimum net capital requirement. As of December 31, 2024, the Company had tentative net capital and net capital in excess of the minimum and notification requirements.

BofAS Prime is also subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2024 as defined by these regulatory authorities were $243.7 million and $243.4 million, respectively.

SEC Customer Protection Rule

The Company is also subject to the customer protection requirements of SEA Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2024, the Company had $14.5 billion of U.S. government securities segregated in the special reserve bank account.

As a clearing broker and in accordance with SEA Rule 15c3-3, the Company computed a reserve requirement for the proprietary accounts of broker-dealers (PAB). As of December 31, 2024, the Company had $2.9 billion of U.S. government securities segregated in the special reserve bank account. In addition, in accordance with SEA Rule 15c3-3(p), the Company is required to calculate a reserve requirement for security-based swap customers. As of December 31, 2024, the calculation resulted in no such requirement.

BofAS Prime is subject to the customer and PAB protection requirements of SEA Rule 15c3-3. As of December 31, 2024, BofAS Prime performed computations for both reserve requirements related to customer and proprietary accounts of broker-dealers which resulted in no requirement.

Commodity Exchange Act (CEA) Regulated Commodities and Cleared OTC Derivatives

As a futures commission merchant, in accordance with the CEA, the Company is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities and cleared OTC derivatives. As of December 31, 2024, for customers trading on U.S. commodity exchanges, pursuant to Section 4d(2) of the CEA, segregated funds exceeded such requirement by $1.0 billion. As of December 31, 2024, for customers trading on commodity exchanges located outside of the U.S., pursuant to Regulation 30.7 of the CEA, the Company held funds in separate accounts that exceeded such requirement by $256.0 million. As of December 31, 2024, for customers transacting cleared swaps pursuant to Section 4d(f) of the CEA, segregated funds exceeded such requirement by $242.0 million.

The Company prepares SEC Form X-17A-5, FOCUS Report, Part II, on an unconsolidated basis. The following is a summary of certain consolidating financial information of the Company:

(Dollars in millions)	Standalone (FOCUS Report) [1]	Adjustments	BofAS Prime	Other Subsidiaries	Eliminations	Consolidated
Total assets	$ 440,848	$ 6	$ 43,443	$ 530	$ (33,253)	$ 451,574
Total liabilities	$ 410,621	$ 2	$ 43,190	$ 530	$ (33,000)	$ 421,343
Stockholders' equity	30,227	4	253	—	(253)	30,231
Total liabilities and stockholders' equity	$ 440,848	$ 6	$ 43,443	$ 530	$ (33,253)	$ 451,574

[1] There are no material differences between the FOCUS Report and the above schedule.